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Filed by ValueClick, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: ValueClick, Inc.
Commission File Number: 000-30135

The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed ValueClick, Inc./Mediaplex, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the ValueClick or Mediaplex stockholders to approve the merger; the risk that the ValueClick and Mediaplex businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting ValueClick's and Mediaplex's businesses generally. More detailed information about those factors is set forth in filings by ValueClick and Mediaplex with the Securities and Exchange Commission, including ValueClick's most recent Annual Report on Form 10-K and Current Reports on Form 8-K. ValueClick is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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FOR IMMEDIATE RELEASE

ValueClick Meets Q2 Earnings Estimates
Projects Revenue Increase in Q3

July 26, 2001—Westlake Village, CA—ValueClick, Inc. (Nasdaq: VCLK), the world's leading provider of performance-based Internet advertising solutions, today announced financial results for the second quarter ended June 30, 2001. ValueClick extended its record for meeting or exceeding earnings expectations, having done so for the fifth straight quarter since becoming a public company. ValueClick also continues to expand its product suite and technology base through its pending acquisition of Mediaplex, Inc., a provider of technology software tools for online and offline advertising campaigns.

ValueClick reported revenue of $9.7 million for the second quarter of 2001, compared to $16.5 million for the same period last year. Including interest income and exclusive of certain non-cash accounting items and non-recurring merger-related costs, pro forma operating loss was $529,000 for the second quarter, or $(0.01) per share, which was in line with consensus estimates.

"ValueClick continues to take the necessary steps in order to remain strong in the immediate term while laying the foundation for future growth," said Jim Zarley, Chairman and CEO. "We have consistently delivered on earnings expectations; we have consistently upheld our industry-leading gross margins, which in today's environment is more important than ever; and we have consistently built out our product offerings for diversification and growth, most recently with the announcement of our intent to acquire Mediaplex. We are not waiting for the market to turn around—rather, we are proactively executing our strategic growth and financial stability plan."

In announcing guidance for Q3 2001, ValueClick stated that it expects to generate revenue between $10.0 and $10.5 million in the third quarter of 2001, an increase over the second quarter despite what is traditionally perceived as the slowest seasonal quarter. In addition, ValueClick expects to achieve this growth while sustaining their industry-leading margins of between 49% and 51%.

Correspondingly, the company projects a pro forma operating loss of approximately $0.01 per share in the third quarter.

The ValueClick Conference Call to discuss this earnings press release is scheduled for Thursday, July 26, 2001 at 4:30 pm EST. Investors who would like to listen to the call may dial (888) 231-1705 domestically, or (706) 634-7040 internationally. Investors who are interested in accessing the live webcast are invited to visit the investor relations section of the company's website at www.valueclick.com.

About ValueClick

ValueClick is a leading provider of performance-based Internet advertising solutions for advertisers and Web publishers. For marketers seeking measurable results, ValueClick strives to provide the highest return on their advertising dollar through a combination of performance-based pricing, advanced targeting capabilities, rigorous network quality control and an integrated product line, including Click Agents' cost-per-click network (www.clickagents.com), Zmedia's cost-per-lead product and opt-in email network (www.zmedia.com), onResponse's cost-per-action network (www.onresponse.com), and eTrax ROI Measurement software. For Web site publishers of all sizes, ValueClick offers advertising revenue opportunities and publisher ad serving technology.

ValueClick's advertising network currently consists of over 30,000 Web sites worldwide and reaches approximately 36% of U.S.-based Internet users each month. In 2000, ValueClick served in excess of 42 billion Web advertisements and delivered over 138 million visitors to advertisers' Web sites. For more information about ValueClick, visit www.valueclick.com.

Contacts:

Public Relations:	Elise Arthurs	Investor Relations:	Natalie Ball
	ValueClick, Inc.		ValueClick, Inc.
	(818) 575-4561		(818) 575-4523
	earthurs@valueclick.com		nball@valueclick.com

Safe Harbor:

This release contains forward-looking statements that involve risks and uncertainties, including estimates of our future operating results, revenues and earnings per share, as well as information about new product initiatives and acquisitions. Actual results may differ materially from the results predicted and reported results should not be considered an indication of future performance. Important factors which could cause actual results to differ materially from those in the forward-looking statements are detailed under "Risk Factors" and elsewhere in filings with the Securities and Exchange Commission made from time to time by ValueClick, including its Registration Statement on Form S-1 declared effective on March 30, 2000, recent quarterly reports on Form 10-Q, current reports on Form 8-K and 8-K/A, and any subsequently filed reports on Forms 10-K, 10-Q and 8-K. Other factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements include risks that ValueClick is unable to manage its growth effectively, banner advertising on the Internet may lose its appeal to direct marketing companies, and ValueClick's business model may not be accepted by Internet advertisers or Web publishers. ValueClick undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ValueClick, Inc.
Consolidated Statement of Operations
(unaudited)

	Three months ended June 30,
(In thousands except per share data)	2000	2001
	(Restated)*
Revenues	$16,501	$9,660
Cost of revenues	8,707	4,753

Gross profit	7,794	4,907
Operating expenses:
Sales and marketing	2,780	2,789
General and administrative	3,030	2,968
Product development	1,047	853
Stock-based compensation	1,397	655
Amortization of intangible assets	225	267
Merger-related costs	—	440

Total operating expenses	8,479	7,972

Loss from operations	(685)	(3,065)
Interest income, net	1,199	1,174
Gain (loss) on sale of marketable securities	(9,006)	701
Gain from ValueClick Japan stock issuance	13,656	—

Income (loss) before income taxes and minority interests	5,164	(1,190)
Provision for (benefit from) income taxes	2,779	(120)

Income (loss) before minority interest	2,385	(1,070)
Minority share of (income) loss in ValueClick Japan	(22)	106

Net Income (loss)	$2,363	$(964)

Net income (loss) per common share:
Basic	$0.07	$(0.03)
Diluted	$0.06	$(0.03)

Shares used to calculate net income (loss) per common share:
Basic	35,616	36,461
Diluted	37,239	36,461

Pro forma supplemental operating income (loss) excluding non-cash stock-based compensation charges and amortization of intangible assets:
Loss from operations	$(685)	$(3,065)
Stock-based compensation	1,397	655
Amortization of intangible assets	225	267
Merger-related costs	—	440
Interest income, net	1,199	1,174

Pro forma supplemental operating income (loss)	2,136	(529)
Pro forma supplemental operating income (loss) per diluted share	$0.06	$(0.01)

ValueClick, Inc.
Consolidated Statement of Operations
(unaudited)

	Six months ended June 30,
(In thousands except per share data)	2000	2001
	(Restated)*
Revenues	$31,715	$22,376
Cost of revenues	16,356	10,876

Gross profit	15,359	11,500
Operating expenses:
Sales and marketing	4,766	5,754
General and administrative	5,177	6,678
Product development	1,874	1,894
Stock-based compensation	2,694	1,615
Amortization of intangible assets	448	901
Merger-related costs	—	980

Total operating expenses	14,959	17,822

Loss from operations	400	(6,322)
Interest income, net	1,260	2,564
Gain (loss) on sale of marketable securities	(9,006)	701
Gain from ValueClick Japan stock issuance	13,656	—

Income (loss) before income taxes and minority interests	6,310	(3,057)
Provision for (benefit from) income taxes	3,823	(20)

Income (loss) before minority interest	2,487	(3,037)
Minority share of income in ValueClick Japan	(154)	(39)

Net Income (loss)	$2,333	$(3,076)

Net income (loss) per common share:
Basic	$0.08	$(0.08)
Diluted	$0.08	$(0.08)

Shares used to calculate net income (loss) per common share:
Basic	28,352	36,448
Diluted	30,041	36,448

Pro forma supplemental operating income (loss) excluding non-cash stock-based compensation charges and amortization of intangible assets:
Income (loss) from operations	$400	$(6,322)
Stock-based compensation	2,694	1,615
Amortization of intangible assets	448	901
Merger-related costs	—	980
Interest income, net	1,260	2,564

Pro forma supplemental operating income (loss)	4,802	(262)
Pro forma supplemental operating income (loss) per diluted share	$0.16	$(0.01)

ValueClick, Inc.
Consolidated Balance Sheet Data

(In thousands except per share data)	December 31, 2000	June 30, 2001
	(Restated)*	(Unaudited)
Cash, cash equivalents and marketable securities	$127,450	$120,858

Working capital	$129,036	$125,473

Total assets	$154,050	$143,658

Total stockholders' equity	$127,493	$123,723

*
—The 2000 figures have been restated to include the operating results of Z Media, Inc. for the entire period presented as a result of the related acquisition accounted for as a pooling-of-interests

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ValueClick, Inc. and Mediaplex, Inc. filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the following information. In addition, ValueClick, Inc. and Mediaplex, Inc. will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of ValueClick and Mediaplex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by ValueClick and Mediaplex at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by ValueClick with the Commission may also be obtained for free from ValueClick by directing a request to ValueClick, Inc., 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361. Attention: Investor Relations, telephone: (818) 575-4500.

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ValueClick Meets Q2 Earnings Estimates Projects Revenue Increase in Q3
ValueClick, Inc. Consolidated Statement of Operations (unaudited)
ValueClick, Inc. Consolidated Balance Sheet Data